# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Texas Ventures Acquisition III Corp, CIK 0002033991
CUSIP: G8772L105
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: c/o Yorkville Acquisition Sponsor II,LLC, 1012 Springfield Avenue, Mountainside, New Jersey (NJ), 07092
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0002089425
Persons authorized to receive notices and communications: Texas Ventures Acquisition III, c/o Yorkville Acquisition Sponsor LLC, 1012 Spring field Avenue, Mountainside, New Jersey (NJ), 07092, (201) 985-8300

## Reporting persons
- Yorkville Acquisition Sponsor II, LLC (CIK 0002089425): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- YA II PN, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- YA Global Investments II (U.S.), LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- Yorkville Advisors Global, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- YAII GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- YAII GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- Mark Angelo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- SC-Sigma Global Partners, LP: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,500,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (25% of the class)
  Comment: (1) Includes 7,500,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares, $0.0001 par value ("Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares") at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284793). Such securities were acquired by Yorkville Acquisition Sponsor II, LLC (the "New Sponsor") pursuant to the Purchase Agreement, dated September 18, 2025, among Texas Ventures Acquisition III Corp (the "Issuer"), TV Partners III, LLC (the "Prior Sponsor"), under which the New Sponsor (i) acquired from the Prior Sponsor (a) all of the Issuer's outstanding Class B Ordinary Shares and (b) 4,700,000 of the Issuer's private placement warrants (the "Private Warrants," and, together with the Class B Ordinary Shares, the "Acquired Securities"), with each Private Warrant entitling the holder to purchase one Class A ordinary share, par value US$0.0001 per share, of the Issuer, beginning 30 days after the completion of the Issuer's initial business combination and expiring five years thereafter, and (ii) became the sponsor of the Issuer. The responses to Items 7 - 13 of the cover pages of this Schedule 13D do not take into account the aforementioned 4,700,000 Private Warrants, because such Private Warrants are not presently exercisable. YA II PN, Ltd. ("YA II PN") is the sole member and manager of the New Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares and Private Warrants held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Texas Ventures Acquisition III Corp
Address of issuer's principal executive offices: c/o Yorkville Acquisition Sponsor II,LLC, 1012 Springfield Avenue, Mountainside, New Jersey (NJ), 07092

## Item 2. Identity and Background
Name of person filing:
The names of the persons (the "Reporting Persons") filing this Schedule 13D are: Yorkville Acquisition Sponsor II, LLC (the "Sponsor"), a Delaware limited liability company;

YA II PN, Ltd. ("YA II PN"), a Cayman Islands exempt company;

YA Global Investments II (U.S.), LP ("YA Feeder"), a Delaware limited partnership;

Yorkville Advisors Global, LP ("Yorkville LP"), a Delaware limited partnership;

Yorkville Advisors Global II, LLC ("Yorkville LLC"), a Delaware limited liability company;

YAII GP, LP ("YA GP"), a Delaware limited partnership;

YAII GP II, LLC ("Yorkville GP"), a Delaware limited liability company;

Mark Angelo, a citizen of the United States of America; and

SC-Sigma Global Partners, LP ("SC-Sigma"), a Delaware limited partnership.
Residence or business address: The address of the principal business and principal office of each Reporting Person is 1012 Springfield Avenue, Mountainside, NJ 07092.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Each of the Reporting Persons, other than the Sponsor, is in the business of managing investments.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for the Reporting Persons' place of organization or citizenship, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Acquired Securities currently beneficially owned by the Reporting Persons was $7,400,000. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
Purchase Agreement

On September 18, 2025, the Issuer, the Prior Sponsor, and the New Sponsor entered into a Purchase Agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the New Sponsor (i) purchased from the Prior Sponsor (a) 7,500,000 shares of Class B Ordinary Shares and (b) 4,700,000 Private Warrants for an aggregate purchase price of $7,400,000, and (ii) upon closing, became the sponsor of the Issuer (together, the "Purchase"). The transactions under the Purchase Agreement closed on September 18, 2025.

As a condition to consummation of the Purchase, all of the then-existing members of the Board of Directors (the "Prior Board") and then-existing officers of the Issuer resigned, and the New Sponsor designated (i) a new board of directors, which was elected immediately prior to the closing of the Purchase by the Prior Sponsor as the then-sole holder of the Class B Ordinary Shares in accordance with the terms of the Issuer's amended and restated articles of association, and (ii) new management team, which was appointed immediately prior to the closing of the Purchase by the Prior Board, effective as of the closing of the Purchase.

Upon the closing of the Purchase, the New Sponsor became the sponsor of the Issuer and the new directors and officers designated by the New Sponsor assumed their positions. In addition, and as described below, upon the closing of the Purchase, in accordance with the terms of the Joinder to become a party to the Registration Rights Agreement, the New Sponsor became a party to the Registration Rights Agreement. Following the closing of the Purchase, the Issuer intends to do business under the name "Yorkville Acquisition II." In connection with soliciting approval of its initial business combination, but not before such time, the Issuer intends to change its name to exclude the words "Texas Ventures Acquisition III."

Insider Letter

Additionally, in connection with the entry into the Purchase Agreement, the New Sponsor, the Issuer, and each of the individuals designated to become officers or directors of the Issuer upon the closing of the Purchase (the "Insiders") entered into the Insider Letter dated as of September 18, 2025, whereby the New Sponsor and each Insider has agreed, among other things, (i) to vote all Class B Ordinary Shares and any other shares acquired by the New Sponsor or such Insider in favor of any proposed business combination, and not to redeem any Class A Ordinary Shares owned by the New Sponsor or such Insider in connection with such business combination, and, if the Issuer seeks to consummate a business combination by engaging in a tender offer, not to sell or tender any Class A Ordinary Shares or Class B Ordinary Shares owned by the New Sponsor or such Insider in connection therewith; (ii) that in the event the Issuer fails to consummate a business combination within the time period required by its amended and restated memorandum and articles of association, the New Sponsor and each Insider will take all reasonable steps to cause the Issuer to cease all operations except for the purpose of winding up, redeem 100% of the Class A Ordinary Shares sold as part of the units in the Issuer's initial public offering, and dissolve and liquidate the Issuer, subject to applicable law; (iii) not to propose any amendment to the Issuer's governing documents (other than in connection with a business combination) that would modify the substance or timing of the Issuer's obligation to allow redemption in connection with a business combination or to redeem 100% of the public shares if a business combination is not completed within the required timeframe, unless public shareholders are provided with the opportunity to redeem their shares; (iv) to acknowledge that the New Sponsor and each Insider will not be entitled to liquidating distributions from the trust account with respect to any Class B Ordinary Shares held by them if the Issuer fails to complete a business combination within the required timeframe, although the New Sponsor and each Insider will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete a business combination within the prescribed time frame; (v) that the Issuer will indemnify the New Sponsor and its affiliates, managers, and certain other related persons for certain costs, fees, and expenses incurred in connection with investment opportunities sourced for the Issuer or activities in connection with the Issuer's affairs, subject to certain exceptions; (vi) that the New Sponsor will indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense to which the Issuer may become subject as a result of certain claims by third parties for services rendered or products sold to the Issuer or a prospective target business, to the extent necessary to ensure that such claims do not reduce the amount of funds in the trust account below the required per-share amount, subject to certain exceptions; (vii) that monetary damages may be inadequate for a breach of certain obligations under the Insider Letter and that injunctive relief may be available; and (viii) that the New Sponsor will not transfer any of the 7,500,000 Class B Ordinary Shares and 4,700,000 Private Warrants acquired in connection with the Purchase Agreement prior to the closing of the Issuer's initial business combination, except to certain permitted transferees who agree to be bound by the terms of the Insider Letter.

Joinder to and Amendment of the Registration Rights Agreement

On September 18, 2025, the New Sponsor entered into the Joinder, which was acknowledged and agreed to by the Issuer and the Prior Sponsor. Pursuant to the Joinder, the New Sponsor became a party to the Registration Rights Agreement. Under the terms of the Joinder, the New Sponsor agreed to be subject to the rights and obligations of the Registration Rights Agreement applicable to the sponsor, other than any transfer restrictions or lock-up obligations, which were expressly removed as to the New Sponsor upon its acquisition of the Issuer's securities from the Prior Sponsor. Entry into the Joinder was a condition to the consummation of the transactions contemplated by the Purchase Agreement, dated September 18, 2025, by and among the Issuer, the Prior Sponsor, and the New Sponsor, as previously described in this Current Report on Form 8-K.

Officer Resignation and Appointments

In connection with the closing of the Purchase, on September 18, 2025, each of the Issuer's then-serving directors and officers, including E. Scott Crist, R. Greg Smith, Andrew Clark, Harvin Moore, and Aruna Viswanathan, resigned from their respective positions with the Issuer, effective as of the closing of the transactions under the Purchase Agreement. The resignations were delivered pursuant to written resignation letters provided to the Issuer and were formally accepted by the Prior Board in accordance with the terms of the Purchase Agreement through written resolutions adopted in connection with the closing. The resignations of the above-listed officers and directors were solely in connection with the transactions contemplated by the Purchase Agreement and were not in connection with any known disagreement with the Issuer on any matter.

Also in connection with and immediately prior to the Purchase Agreement, on September 18, 2025, the Prior Sponsor, as the then-sole holder of the Class B Ordinary Shares in accordance with the terms of the Issuer's amended and restated articles of association, elected Lawrence Glick, Omar Hasan, Alan Garten, Scott Glabe, Mark Angelo, and Devin Nunes as directors of the Issuer, with Mark Angelo being appointed as the Chairman of the board of directors of the Issuer, with each of the foregoing appointments effective as of the closing of the Purchase. The Prior Board also appointed Kevin McGurn as Chief Executive Officer and Troy Rillo as Chief Financial Officer, each effective as of the closing of the Purchase.

Plans or Proposals

The Acquired Securities owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, the Class B Ordinary Shares are subject to certain restrictions on transfer as described above in the Insider Letter. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates. Under various agreements between the Issuer and the Reporting Persons, as described in the paragraphs above, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

In addition, as a member of the Board, Mr. Angelo will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the Board related to any such business combination, and any matters to be presented to the Issuer's shareholders in connection therewith. Mr. Angelo is expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the Board. As such, each Reporting Person may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 30,000,000 Ordinary Shares outstanding as of September 18, 2025, including (i) 22,500,000 Class A Ordinary Shares, including those Class A Ordinary Shares which are a constituent security of the outstanding public units issued in the IPO, and (ii) 7,500,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares. The Reporting Persons beneficially own 7,500,000 Ordinary Shares, representing 25% issued and outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 30,000,000 Ordinary Shares outstanding as of September 18, 2025, including (i) 22,500,000 Class A Ordinary Shares, including those Class A Ordinary Shares which are a constituent security of the outstanding public units issued in the IPO, and (ii) 7,500,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares. The Reporting Persons beneficially own 7,500,000 Ordinary Shares, representing 25% issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Purchase Agreement, dated as of September 18, 2025, by and between the Issuer, the Prior Sponsor, and the New Sponsor (incorporated by reference to Exhibit 10.1 to the to the Current Report on Form 8-K filed by the Issuer with the SEC on September 24, 2025).

Exhibit 10.2 - Insider Letter, dated September 18, 2025, by and among the New Sponsor, the Insiders and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 24, 2025).

Exhibit - 10.3 Joinder to and Amendment of the Registration Rights Agreement, dated as of September 18, 2025, by the New Sponsor, and acknowledged and accepted by the Issuer and the Prior Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 24, 2025).

Exhibit - 99.1 Joint Filing Agreement, dated as of October 14, 2025.

## Signatures
- Yorkville Acquisition Sponsor II, LLC: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)
- YA II PN, Ltd.: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)
- YA Global Investments II (U.S.), LP: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)
- Yorkville Advisors Global, LP: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)
- Yorkville Advisors Global II, LLC: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)
- YAII GP, LP: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)
- YAII GP II, LLC: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)
- Mark Angelo: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)
- SC-Sigma Global Partners, LP: /s/ Mark Angelo, Mark Angelo, President (10/14/2025)